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                                 UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __) *

                            CHC HELICOPTER CORPORATION
                                 (Name of Issuer)

                         CLASS A SUBORDINATE VOTING SHARES
                           (Title of Class of Securities)

                                    12541C 20 3
                                   (CUSIP Number)

                                    28 JUNE 2002
             (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box   / /.

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                            Page 1 of 11 Pages   SEC 1745 (3-98)
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                                   SCHEDULE 13D

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CUSIP NO.  12541C 20 3                                Page   2   of   11   Pages
         -------------                                     -----    ------
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Discovery Helicopters Inc.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                        (b) [x]

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3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    BK
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)  [   ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario, Canada

--------------------------------------------------------------------------------
 NUMBER OF                             7   SOLE VOTING POWER
  SHARES
BENEFICIALLY                               -0-
 OWNED BY
   EACH
 REPORTING
  PERSON
   WITH:
--------------------------------------------------------------------------------
                                       8   SHARED VOTING POWER

                                           4,167,372 shares(1)

--------------------------------------------------------------------------------
                                       9   SOLE DISPOSITIVE POWER

                                           -0-

--------------------------------------------------------------------------------
                                       10  SHARED DISPOSITIVE POWER

                                           4,167,372 shares(1)

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,723,987 shares(1)(2)

--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------

                                            Page 2 of 11 Pages   SEC 1745 (3-98)
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                                   SCHEDULE 13D

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CUSIP NO.  12541C 20 3                                Page   3   of   11   Pages
         -------------                                     -----    ------
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    22.1%(3)

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

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                                            Page 3 of 11 Pages   SEC 1745 (3-98)
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                                   SCHEDULE 13D

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CUSIP NO.  12541C 20 3                                Page   4   of   11   Pages
         -------------                                     -----    ------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Craig L. Dobbin

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    BK

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)  [   ]


--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

Canada and Ireland

--------------------------------------------------------------------------------
 NUMBER OF                             7   SOLE VOTING POWER
  SHARES
BENEFICIALLY                               1,026,956 shares(4)
 OWNED BY
   EACH
 REPORTING
  PERSON
   WITH:
--------------------------------------------------------------------------------
                                       8   SHARED VOTING POWER

                                           4,167,372 shares(1)

--------------------------------------------------------------------------------
                                       9   SOLE DISPOSITIVE POWER

                                           1,026,956 shares(4)

--------------------------------------------------------------------------------
                                       10  SHARED DISPOSITIVE POWER

                                           4,167,372 shares(1)

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,750,943 shares(2)(4)

--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------

                                            Page 4 of 11 Pages   SEC 1745 (3-98)
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                                   SCHEDULE 13D

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CUSIP NO.  12541C 20 3                                Page   5   of   11   Pages
         -------------                                     -----    ------
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    26.9%(3)

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
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                                            Page 5 of 11 Pages   SEC 1745 (3-98)
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ITEM 1.  SECURITY AND ISSUER.

    (a)  Title of Class of Securities:  Class A Subordinate Voting Shares

    (b)  Name of Issuer:

         CHC Helicopter Corporation

    (c)  Address of Issuer's Principal Executive Offices:

         Hangar #1, St. John's Airport
         P.O. Box 5188
         St. John's, Newfoundland
         Canada A1C 5V5

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)  Name of Persons Filing:

         Discovery Helicopters Inc.
         Craig L. Dobbin

         This Schedule 13D is Jointly Filed on Behalf of the Above-Named
         Persons.

    (b)  Address of Principal Business Office or, if none, Residence:

         3 Wadland Crescent, Suite 202
         P. O. Box 1303
         St. John's, Newfoundland
         Canada A1C 5N5

    (c)  Principal Occupation:

         Craig L. Dobbin has served as Chairman of the Board of CHC Helicopter Corporation since June 1987 and was Chief Executive Officer from
         June 1987 until December 1, 1994. He was again appointed Chief Executive Officer on April 30, 1998. Mr. Dobbin is also President and a director of Discovery Helicopters Inc.

    (d) During the last five years, neither Craig L. Dobbin nor Discovery Helicopters Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, neither Craig L. Dobbin nor Discovery Helicopters Inc. has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                                            Page 6 of 11 Pages   SEC 1745 (3-98)
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    (f)  Citizenship:

         Discovery Helicopters Inc. was amalgamated under the laws of Ontario, Canada.
         Mr. Dobbin is a citizen of both Canada and Ireland.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Discovery Helicopters Inc. acquired 20,000 Class B Multiple Voting Shares with cash generated by its operations. The remaining Class B Multiple Voting Shares and the Class A Subordinate Voting Shares were acquired with funds borrowed from various Canadian banks. All such borrowed funds have been repaid in full.

ITEM 4.  PURPOSE OF TRANSACTION.

    The Issuer was originally a private corporation wholly-owned by Craig L. Dobbin. Since the Issuer went public, Mr. Dobbin has acquired shares from time to time in an effort to maintain voting control.

    Discovery Helicopters Inc. entered into a securities borrowing agreement as of June 28, 2002 (the "Securities Borrowing Agreement") with Canadian Imperial Bank of Commerce ("CIBC") under which Discovery Helicopters Inc. agreed to loan 556,615 Class A Subordinate Voting Shares to CIBC. CIBC is obligated to return 556,615 Class A Subordinate Voting Shares to Discovery Helicopters Inc. in accordance with the terms of the Securities Borrowing Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)  Amount Beneficially Owned:

         Discovery Helicopters Inc. is the record holder and beneficial owner of 1,256,615 ClassA Subordinate Voting Shares (which includes 556,615 Class A Subordinate Voting Shares loaned to CIBC under the Securities Borrowing Agreement which CIBC is obligated to return to Discovery Helicopters Inc. in accordance with the terms of the Securities Borrowing Agreement), holds a Convertible Promissory Note convertible into 689,656 Class A Subordinate Voting Shares (the "Convertible Note") and is the record holder and beneficial owner of 2,777,716 Class B Multiple Voting Shares. At the option of Discovery Helicopters Inc., any unpaid interest on the outstanding principal amount under the Convertible Note may be converted into Class A Subordinate Voting Shares based on a weighted average trading price, in connection with the conversion of the principal amount under the Convertible Note. The ClassB Multiple Voting Shares are convertible at any time, at the option of the holder, into an equal number of ClassA Subordinate Voting Shares, on a share-for-share basis. CraigL. Dobbin holds options to acquire 1,026,956 ClassA Subordinate Voting Shares.

         All of the voting shares of Discovery Helicopters Inc. are held by Craig L. Dobbin. Because of this relationship, Craig L. Dobbin may be deemed to be the beneficial owner of the 1,256,615 ClassA Subordinate Voting Shares and 2,777,716 ClassB Multiple Voting Shares held by Discovery Helicopter Inc. as well as the 689,656 Class A Subordinate Voting Shares into which Discovery Helicopter Inc. may convert the Convertible Note.

                                            Page 7 of 11 Pages   SEC 1745 (3-98)
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         Percent of Class:

         Discovery Helicopters Inc.  22.1%(3)
         Craig L. Dobbin             26.9%(3)

    (b)  Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:

                Discovery Helicopters Inc.      -0-
                Craig L. Dobbin                 1,026,956(4)

         (ii)   shared power to vote or to direct the vote:

                Discovery Helicopters Inc.      4,167,372 shares(1)
                Craig L. Dobbin                 4,167,372 shares(1)

         (iii)  sole power to dispose or to direct the disposition of:

                Discovery Helicopters Inc.      -0-
                Craig L. Dobbin                 1,026,956(4)

         (iv)   shared power to dispose or to direct the disposition of:

                Discovery Helicopters Inc.      4,167,372 shares(1)
                Craig L. Dobbin                 4,167,372 shares(1)

    (c) Discovery Helicopters Inc. loaned 556,615 Class A Subordinate Voting Shares to CIBC under the Securities Borrowing Agreement.

    (d) Under the terms of the Securities Borrowing Agreement, CIBC will have the right to receive the proceeds from the sale of the 556,615 Class A Subordinate Voting Shares loaned to it under such agreement. However, CIBC is obligated to return 556,615 Class A Subordinate Voting Shares to Discovery Helicopters Inc. in accordance with the terms of the Securities Borrowing Agreement.

    INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Discovery Helicopters Inc. loaned 556,615 Class A Subordinate Voting Shares to CIBC as of June 28, 2002 under the Securities Borrowing Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    An Agreement for Joint Filing pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, is filed as Exhibit I hereto.

                                            Page 8 of 11 Pages   SEC 1745 (3-98)
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-----------------------
(1)  Includes 2,777,716 Class B Multiple Voting Shares of the Issuer
("Multiple Voting Shares") beneficially owned by the Reporting Persons and 689,656 Class A Subordinate Voting Shares ("Subordinate Voting Shares") into which Discovery Helicopters Inc. has the right to convert the Convertible
Note held by it. The Multiple Voting Shares are convertible, at any time, into an equal number of shares of Subordinate Voting Shares on a share-for-share basis. Each Subordinate Voting Share entitles the holder thereof to one vote on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote. Each
Multiple Voting Share entitles the holder thereof to ten votes on each matter on which the holders of Subordinate Voting Shares and Multiple Voting Shares would have the right to vote.

(2) Includes 556,615 Class A Subordinate Voting Shares loaned to CIBC under the Securities Borrowing Agreement that CIBC is obligated to return to Discovery Helicopters Inc. in accordance with the terms of the Securities Borrowing Agreement.

(3) Represents the percent of the aggregate number of outstanding Subordinate Voting Shares and Multiple Voting Shares of the Issuer represented by the Subordinate Voting Shares and Multiple Voting Shares beneficially owned or that may be deemed to be beneficially owned, as the case may be, by the Reporting Persons. The shares owned by Discovery Helicopters Inc. and Craig L. Dobbin (together with the shares that may be acquired upon exercise of options owned by CraigL. Dobbin and conversion of the Convertible Note held by Discovery Helicopters Inc.) represent 62.7% of the votes attached to all outstanding voting securities of the Issuer.

(4) Includes 1,026,956 Subordinate Voting Shares that may be acquired upon the exercise of options granted to Craig L. Dobbin.




















                                            Page 9 of 11 Pages   SEC 1745 (3-98)
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 28, 2002                    DISCOVERY HELICOPTERS INC.


                                       By: /s/ Craig L. Dobbin
                                          -----------------------------------
                                             Craig L. Dobbin
                                             President


                                       /s/ Craig L. Dobbin
                                       --------------------------------------
                                             Craig L. Dobbin, Individually


















                                           Page 10 of 11 Pages   SEC 1745 (3-98)